
05008862

(Convenience Translation into English from the Original Previously Issued in Portuguese)

São Paulo Alpargatas S.A. and Subsidiaries

Interim Financial Statements for the Quarter Ended March 31, 2005 and Independent Accountants' Review Report

Deloitte Touche Tohmatsu Auditores Independentes


SEC MAIL PROCESSING
RECEIVED
JUN 10 2005
WASH, D.C.
192
SECTION

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Management of
São Paulo Alpargatas S.A.
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of São Paulo Alpargatas S.A. and subsidiaries (Company and consolidated), consisting of the balance sheets as of March 31, 2005, the related statements of income for the quarter then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. Our review was conducted for the purpose of issuing a review report on the interim financial statements referred to in paragraph 1 taken as a whole. The individual and consolidated statements of cash flows for the quarter ended March 31, 2005 are presented for purposes of additional analysis and are not a required part of the interim financial statements. Such statements have been subject to the review procedures described in paragraph 2 and, based on our review, we are not aware of any material modifications that should be made to these supplemental statements in order for them to be fairly stated, in all material respects, in relation to the interim financial statements for the quarter ended March 31, 2005 taken as a whole.

5. We had previously audited the individual and consolidated balance sheets as of December 31, 2004, and reviewed the statements of income and cash flows for the quarter ended March 31, 2004, presented for comparative purposes, and issued an unqualified opinion thereon and unqualified review report thereon, dated February 18, 2005 and April 30, 2004, respectively.

6. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, April 29, 2005



DELOITTE TOUCHE TOHMATSU
Auditores Independentes



Edimar Facco
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

SÃO PAULO ALPARGATAS S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF MARCH 31, 2005 AND DECEMBER 31, 2004
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
ASSETS	03/31/05	12/31/04	03/31/05	12/31/04
CURRENT ASSETS				
Cash and banks	6,165	3,651	8,741	7,545
Temporary cash investments	182,778	179,413	183,627	182,101
Trade accounts receivable	200,002	199,913	261,003	257,671
Advances on exchange contracts	-	-	(3,672)	(448)
Allowance for doubtful accounts	(13,134)	(12,572)	(15,049)	(15,287)
Inventories	74,500	66,104	138,917	130,786
Deferred income and social contribution taxes	7,999	8,842	7,999	8,842
Other receivables	10,300	20,229	32,044	27,141
Recoverable taxes	5,614	4,314	18,830	20,015
Interest on capital and dividends receivable	3,819	3,819	-	-
Prepaid expenses	41,678	29,361	43,613	31,085
	519,721	503,074	676,053	649,451
LONG-TERM ASSETS				
Assets held for sale	15,238	15,238	16,520	17,574
Recoverable taxes	10,438	10,372	10,468	10,421
Escrow deposits	35,222	28,100	36,781	29,627
Other receivables	5,207	5,202	6,085	6,433
Deferred income and social contribution taxes	46,112	46,059	56,017	55,202
	112,217	104,971	125,871	119,257
PERMANENT ASSETS				
Investments:				
Subsidiaries	235,170	217,741	-	-
Negative goodwill - subsidiary	(4,809)	(4,809)	-	-
Other investments	195	195	196	196
Property, plant and equipment	100,220	98,810	264,032	261,923
Deferred charges	12,142	12,240	12,154	12,256
	342,918	324,177	276,382	274,375
TOTAL ASSETS	974,856	932,222	1,078,306	1,043,083

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

SÃO PAULO ALPARGATAS S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF MARCH 31, 2005 AND DECEMBER 31, 2004
(In thousands of Brazilian reais - R$)

LIABILITIES AND	Company		Consolidated	
SHAREHOLDERS' EQUITY	03/31/05	12/31/04	03/31/05	12/31/04
CURRENT LIABILITIES				
Trade accounts payable	52,649	50,697	64,003	55,517
Loans and financing	14,956	12,064	58,653	64,578
Payroll and related charges	33,023	30,445	42,445	42,184
Reserve for contingencies	3,053	4,796	6,319	8,181
Interest on capital and dividends payable	6,428	22,688	6,267	22,504
Taxes payable	7,159	5,714	20,912	18,083
Provision for income and social contribution taxes	9,338	3,866	20,194	12,133
Other payables	12,956	15,000	20,801	22,898
	139,562	145,270	239,594	246,078
LONG-TERM LIABILITIES				
Subsidiaries	47,023	38,573	7,255	7,016
Loans and financing	48,046	51,059	77,589	78,020
Provision for income and social contribution taxes	51,013	49,891	57,289	55,700
Reserve for contingencies	19,688	19,384	20,871	20,595
Provision for taxes	68,689	66,690	68,689	66,690
Other payables	6,609	6,672	7,128	7,185
	241,068	232,269	238,821	235,206
NEGATIVE GOODWILL ON ACQUISITION OF INVESTMENTS	-	-	6,136	7,506
MINORITY INTEREST	-	-	5	5
SHAREHOLDERS' EQUITY				
Capital	293,615	293,615	293,615	293,615
Capital reserve	12,644	11,215	12,644	12,712
Treasury shares	(7,210)	(7,165)	(7,210)	(7,165)
Profit reserves	295,177	257,018	294,701	255,126
	594,226	554,683	593,750	554,288
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	974,856	932,222	1,078,306	1,043,083

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

SÃO PAULO ALPARGATAS S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME
FOR THE QUARTER ENDED MARCH 31, 2005 AND 2004
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
	2005	2004	2005	2004
GROSS SALES				
Sales of products	312,294	244,385	398,690	317,554
Sales taxes and returns	(64,207)	(46,552)	(80,752)	(61,816)
NET SALES	248,087	197,833	317,938	255,738
COST OF SALES	(141,693)	(116,220)	(196,184)	(157,406)
GROSS PROFIT	106,394	81,613	121,754	98,332
OPERATING (EXPENSES) INCOME				
Selling expenses	(64,695)	(51,869)	(70,534)	(57,939)
General and administrative expenses	(13,756)	(11,707)	(16,769)	(14,869)
Financial income	7,517	6,707	8,511	7,876
Financial expenses	(5,705)	(6,366)	(8,691)	(9,510)
Equity in subsidiaries	17,429	4,083	-	-
Other operating expenses, net	2,701	(1,593)	2,794	(1,920)
	(56,509)	(60,745)	(84,689)	(76,362)
INCOME FROM OPERATIONS	49,885	20,868	37,065	21,970
Nonoperating income, net	125	108	15,837	122
INCOME BEFORE TAXES ON INCOME	50,010	20,976	52,902	22,092
Income and social contribution taxes	(11,850)	(5,863)	(14,824)	(7,965)
NET INCOME	38,160	15,113	38,078	14,127

The accompanying notes are an integral part of these financial statements.

1. OPERATIONS

The Company is engaged in the manufacture and sale of:

- Footwear and respective components.
- Clothing, textile goods and respective components.
- Leather, resin and natural or synthetic rubber goods.
- Sportswear and sporting goods.
- Cotton processing, spinning, weaving and fabric finishing.

These activities are performed by geographically distributed plants. The Company has tax incentives granted by the state governments where the factories are located.

The Company and its subsidiaries also have federal tax incentives for operating profit in the Northeast Region and Manaus Free Trade Zone. The related tax benefit is recognized in shareholders' equity as capital reserve.

The Company also holds shareholding control of certain companies, the principal of which and respective operating activities are:

- Amapoly Indústria e Comércio Ltda. (direct 100% interest) - Production of PVC and polyester laminates for use in the manufacture of tarpaulins, backlights, frontlights, banners and awnings, and polyethylene laminates used in the manufacture of covers for agribusiness, home and leisure. Its plant is located in the city of Manaus, State of Amazonas.
- Santista Têxtil S.A. (total interest of 30.67%, and 50% interest in the voting capital) - Operates in the cotton processing, spinning, weaving and fabric finishing areas, and in the sale, import and export of these products and their raw materials, as well as the clothing and related products business.

2. PRESENTATION OF INTERIM FINANCIAL STATEMENTS

The individual and consolidated interim financial statements have been prepared and are presented in accordance with Brazilian accounting practices, standards and instructions of the Brazilian Securities Commission (CVM), and in accordance with the accounting practices adopted in the preparation of the financial statements for the year ended December 31, 2004, published on February 22, 2005.

The interim financial statements of the jointly-owned subsidiary, Santista Têxtil S.A., are consolidated proportionally to the Company's ownership interest (30.67%).

The financial statements of the foreign subsidiary have been translated into Brazilian reais based on the foreign currency's exchange rate prevailing on the balance sheet date.

Reconciliation between net income and shareholders' equity (Company and consolidated) for the quarter ended March 31, 2005 is as follows:

	Net income		Shareholders' equity	
	03/31/05	03/31/04	03/31/05	12/31/04
Company	38,160	15,113	594,226	554,683
Amapoly Indústria e Comércio Ltda.'s tax incentives	-	(786)	-	-
Santista Têxtil S.A.'s unrealized income	(82)	(200)	(476)	(395)
Consolidated	38,078	14,127	593,750	554,288

Certain reclassifications have been made to the financial statements for 2004, for comparability with those for 2005.

3. TEMPORARY CASH INVESTMENTS

	Company		Consolidated	
	03/31/05	12/31/04	03/31/05	12/31/04
Investment fund (a)	71,900	92,263	71,900	92,263
CDB (bank certificates of deposit) (b)	112,346	88,422	113,195	91,110
Provision for market adjustment with swap operations (c)	(1,468)	(1,272)	(1,468)	(1,272)
	182,778	179,413	183,627	182,101

(a) Investment funds in several banks with average yield of 93.3% of the CDI (interbank deposit rate).

(b) CDBs in several banks with average yield of 100.9% of the CDI.

(c) According to the hedge policy approved by the Board of Directors, the Company enters into swap agreements to exchange US dollars for CDI variation. As of March 31, 2005, the amount of the outstanding agreement is US$2 million.

4. PREPAID EXPENSES

As of March 31, 2005, refer primarily to advertising expenses in the first quarter of 2005 related to inserts and publications in the media to be made in 2005.

5. ESCROW DEPOSITS

Represented primarily by lawsuits related to COFINS (tax on revenue) and IOF (tax on financial transactions) and labor claims, for which a provision for loss is recorded when, in the legal counsel's opinion, the risk of loss is probable. These provisions are recorded as provision for taxes and reserve for contingencies in long-term liabilities.

6. INVESTMENTS IN SUBSIDIARIES

As of March 31, 2005	Amapoly Indústria e Comércio Ltda.	Fibrasil Agric. e Comércio Ltda.	Expasa Flórida Inc.	Santista Têxtil S.A.	Total
Number of shares or sharequotas held	6,557,122	25,583	2,500	306,086,667	-
Capital	10,045	1,157	15,296	404,720	-
Shareholders' equity	52,892	15,311	(954)	547,508	-
Net income (loss)	2,169	13,798	(181)	5,366	-
Ownership interest - %	100	100	100	30,67	-
Book value of investment - Company:					
March 31, 2005	52,892	15,311	(954)	167,921	235,170
March 31, 2004	50,722	1,515	(770)	166,274	217,741
Equity in subsidiaries:					
March 31, 2005	2,169	13,798	(184)	1,646	17,429
March 31, 2004	2,892	-	(392)	1,583	4,083

On February 27, 2004, the jointly-owned subsidiary Santista Têxtil S.A. acquired from Camargo Corrêa S.A. all the shares of Santista Têxtil Brasil S.A. (formerly Companhia Jauense Industrial), a company operating in the same sector, for R$19,500, determining a negative goodwill of R$45,271. During the first quarter of 2005, the subsidiary amortized the negative goodwill in the amount of R$4,376 (R$21,112 in 2004).

On March 21, 2005, the subsidiary Fibrasil Agrícola e Comercial Ltda. sold a real property to a third party for R$17,800, generating nonoperating income of R$15,851. The balance receivable is recorded in accounts receivable for sale of permanent assets in current assets.

7. LOANS AND FINANCING

	Currency	Indexing unit and average annual rate of interest	Company		Consolidated	
			03/31/05	12/31/04	03/31/05	12/31/04
Bank loans	US$	Exchange variation and interest of 4.35% to 5.09%	58,778	58,548	100,178	109,981
Bank loans	CHF	Exchange variation and interest of 6.75%	-	-	-	1,058
Bank loans	EUR	Exchange variation and interest of 3.20%	-	-	6,430	7,093
Bank loans	CHLP	Exchange variation and interest of 4.54%	-	-	9,642	1,726
Finame (government agency for machinery and equipment financing)	R$	TJLP (*) + interest of 2.5% to 4.5%	4,224	4,575	4,224	4,575
BNDES (National Bank for Economic and Social Development)	R$	Basket of currencies with interest of 7.11% and TJLP plus interest of 4.23%	-	-	7,987	9,824
Rural credit	R$	Interest of 8.75%	-	-	7,781	8,341
Total			63,002	63,123	136,242	142,598
Current liabilities			14,956	12,064	58,653	64,578
Long-term liabilities			48,046	51,059	77,589	78,020

(*) TJLP - Long-term interest rate
(**) CDI - Interbank deposit rate

Maturities of long-term loans and financing are as follows:

	Company		Consolidated	
Year	03/31/05	12/31/04	03/31/05	12/31/04
2006	13,030	16,105	21,007	27,721
2007	6,109	6,220	14,912	14,498
2008	5,971	5,931	10,295	9,334
2009	5,794	5,738	9,440	8,504
2010	5,714	5,688	7,355	6,586
2011	5,714	5,688	8,866	5,688
2012	5,714	5,689	5,714	5,689
	48,046	51,059	77,589	78,020

Loans are collateralized by Company guarantees and properties.

In 1996, the Company entered into an agreement with the International Finance Corporation - IFC, in the amount of US$30 million, to finance the Company's investment program. Amortization of this agreement began in 1999 and, as of March 31, 2005, the Company had amortized US$23 million (US$15 million as of December 31, 2004).

Additionally, on November 12, 2002, the Company entered into a new agreement with the IFC, in the amount of US$30 million, to finance the Company's investment program for the period from 2001 to 2004. After a three-year grace period, the loan will be repaid semiannually over seven years. On June 27, 2003, the first portion of US$5 million, equivalent to R$14,380, was released. On October 14, 2004, the amount of US$10 million, equivalent to R$28,423, was released.

8. PROVISION FOR TAXES - LONG-TERM LIABILITIES

	Company		Consolidated	
	03/31/05	12/31/04	03/31/05	12/31/04
COFINS (tax on revenue)	65,599	63,694	65,599	63,694
PIS (tax on revenue)	1,320	1,289	1,320	1,289
Other (PIS/COFINS - sale to Manaus Free Trade Zone)	1,770	1,707	1,770	1,707
	68,689	66,690	68,689	66,690

On March 8, 1999, the Company obtained an injunction on the ordinary lawsuit challenging the constitutionality of Law No. 9,718/98 and Constitutional Amendment No. 20.

This injunction allows the payment of COFINS and PIS as provided for in legislation prevailing until January 1999, i.e., without increase in the tax rate and basis of these taxes.

The amounts of these taxes for the periods involved were accrued and are being monetarily restated based on the SELIC (Central Bank overnight rate).

In October 2002, the Company started to make escrow deposits for the amount in dispute. The balance of escrow deposits as of March 31, 2005 is R$18,631 (R$17,837 in 2004) and is shown as escrow deposits in long-term assets.

9. RESERVE FOR CONTINGENCIES

As of March 31, 2005, the Company and its subsidiaries are parties to tax, civil and labor lawsuits arising from assessments by tax authorities and from claims filed by third parties, former employees or from legal proceedings and questionings. Reserves were recognized for these contingencies when, in the opinion of management and its legal counsel, the risk of loss was considered probable. These reserves are as follows:

a) Current liabilities

	Company		Consolidated	
	03/31/05	12/31/04	03/31/05	12/31/04
Labor claims	2,505	2,918	3,786	4,274
Tax claims	-	-	1,169	1,614
Industrial projects	548	68	548	68
Other	-	1,810	816	2,225
Total	3,053	4,796	6,319	8,181

b) Long-term liabilities

	Company		Consolidated	
	03/31/05	12/31/04	03/31/05	12/31/04
Labor claims	8,000	8,000	8,000	9,025
Tax claims	9,210	8,905	10,393	8,905
Other	2,478	2,479	2,478	2,665
Total	19,688	19,384	20,871	20,595

10. OTHER PAYABLES - CURRENT LIABILITIES

	Company		Consolidated	
	03/31/05	12/31/04	03/31/05	12/31/04
Royalties	1,873	2,134	1,873	2,134
Freight	3,528	4,803	6,649	5,216
Other (commissions, outside services, concessionaires, etc.)	7,555	8,063	12,279	15,548
	12,956	15,000	20,801	22,898

11. RELATED-PARTY TRANSACTIONS

a) Long-term liabilities

	Company		Consolidated	
	03/31/05	12/31/04	03/31/05	12/31/04
Amapoly Indústria e Comércio Ltda. (i)	43,109	38,205	-	-
Fibrasil Agrícola e Comercial Ltda.	3,914	368	-	-
Camargo Corrêa S.A. (ii)	-	-	7,255	7,016
	47,023	38,573	7,255	7,016

(i) The long-term balance with Amapoly is represented by an intercompany account between the Company and its subsidiary, in view of the single cash for the group that is managed by the Company. No interest is charged and there is no maturity date.

(ii) Refers to financing obtained by Santista Têxtil S.A. to purchase shares in Santista Têxtil Brasil S.A., and is subject to the General Market Price Index (IGP-M) plus 8% per year.

b) Current balances and transactions - Company

	Amapoly Indústria e Comércio Ltda.		Expasa Flórida Inc.		Santista Têxtil Brasil S.A.	
	03/31/05	12/31/04	03/31/05	12/31/04	03/31/05	12/31/04
Current (included in):						
Trade accounts payable	898	2,678	-	-	939	1,171
Other payables	-	-	125	193	-	-
	2005	2004	2005	2004	2005	2004
Transactions for the 1st quarter:						
Purchases	7,966	23,931	-	-	1,907	11,043
Operating expenses	-	-	-	1,040	-	-

Purchase and sale transactions were carried out under usual market prices and conditions.

12. FINANCIAL INSTRUMENTS

The Company uses financial instruments to finance its operations or invest available cash.

Risks are managed through strategies previously defined by the Company's senior management.

The balances of temporary cash investments and loans and financing as of March 31, 2005 reflect the average market rates.

The investment in publicly-traded company is represented exclusively by an interest of 30.67% (equivalent to 50% of voting capital) in Santista Têxtil S.A. The market value of this subsidiary was not estimated because the subsidiary's common shares have not been traded recently on stock exchanges.

There are no unrecorded financial instruments (derivatives).

The subsidiary Santista Têxtil S.A. also has financial instruments recorded in its balance sheets, which are intended to reduce risks of price fluctuations on its principal raw material and foreign currency fluctuations of liabilities denominated in foreign currencies.

The carrying value of the financial instruments related to other assets and liabilities approximates fair value.

13. INCOME AND SOCIAL CONTRIBUTION TAXES - COMPANY

a) Assets and liabilities

	03/31/05	12/31/04
Deferred income and social contribution taxes-		
Current assets - temporary differences:		
Allowance for doubtful accounts	4,466	4,274
Provision for inventory loss	1,631	2,159
Reserve for contingencies	1,038	1,630
Other temporary differences	864	779
	7,999	8,842
Long-term assets:		
Tax loss carryforwards (*)	26,083	26,083
Temporary differences:		
Reserve for contingencies	4,561	4,510
Provision for taxes	12,077	12,077
Provision for loss of property, plant and equipment	1,178	1,178
Other temporary differences	2,213	2,211
	20,029	19,976
	46,112	46,059
Long-term liabilities:		
Provision for income and social contribution taxes (*):		
Principal	27,505	27,505
Financial charges	20,670	19,548
	48,175	47,053
Temporary differences	2,838	2,838
	51,013	49,891

(*) The Company is challenging in court the right to offset credits derived from tax loss carryforwards against the total income and social contribution tax amounts payable each year without observing the legal limit of 30%. As a result, the Company has recorded in long-term liabilities the portion in excess of the legal limit of 30% that it has offset. Financial charges, at the SELIC rate, are charged to financial expenses.

In view of this lawsuit, the deferred tax credit was recognized on tax loss carryforwards, as if the legal limit of 30% for offset had been met.

If the final court decision is favorable to the Company, the deferred asset will be matched with the related liability and accrued charges will be reversed and credited to income for the year at that time.

b) Income for the quarter

Income and social contribution tax expenses recorded in income for the quarter ended March 31, 2005 are composed of:

	Income tax	Social contribution tax
Income before taxes	50,010	50,010
Permanent deductions:		
Equity in subsidiaries	(17,429)	(17,429)
Other permanent deductions	(151)	(33)
Temporary deductions, net	(2,242)	(2,546)
Adjusted taxable income	30,188	30,002
Income tax - 15%	(4,528)	-
Surtax - 10%	(3,013)	-
Social contribution tax - 9%	-	(2,700)
Tax incentives	181	-
Income and social contribution taxes for the period, totaling R$10,060	(7,360)	(2,700)
Deferred income and social contribution taxes on temporary differences, totaling R$790	(561)	(229)
Provision for income tax on royalties	(1,000)	-
Income and social contribution taxes on net income for the period, totaling R$11,850	(8,921)	(2,929)

14. STOCK OPTION PROGRAM

At the Extraordinary Shareholders' Meeting held on April 26, 2002, the shareholders approved the São Paulo Alpargatas S.A. Stock Option Program whereby employees are granted preferred stock options, so as to retain them or provide an incentive for them to contribute to the interests and objectives of the Company and its shareholders. In the first stage of the Program implementation, stock options were granted to the Company's executive board. The Program is managed by a management committee appointed by the Board of Directors. The committee creates, on an annual basis, a Stock Option Plan establishing its terms and conditions, observing basic guidelines set forth in the Program. As of March 31, 2005, through three Plans approved by the management committee, 41,559,000 stock options have already been granted.

For the three Plans, call options can be exercised as follows:

Grace periods (from the date the call option is granted)	Percentage of shares available for the period
Up to 24 months	Exercise will not be permitted
After 24 months	20%
After 36 months	20%
After 48 months	20%
After 60 months	40%

The exercise of options entitles the beneficiaries to the same rights granted to other shareholders of the Company.

Upon release of the shares by reason of the call option, the transaction's gains or losses will be recorded in shareholders' equity.

15. SUPPLEMENTAL INFORMATION

a) Supplemental consolidated financial information is presented on the Company for the quarters ended March 31, 2005 and 2004, excluding the financial information of the subsidiary Santista Têxtil S.A. and maintaining the equity in this subsidiary and the statements of cash flows for the quarters ended as follows:

	03/31/05	03/31/04
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	188,926	138,473
Trade accounts receivable	191,255	160,775
Inventories	77,716	65,303
Other	83,940	61,932
Total current assets	541,837	426,483
LONG-TERM ASSETS		
Assets held for sale	15,302	16,365
Recoverable taxes	10,468	9,985
Deferred income and social contribution taxes	46,112	46,106
Other receivables	40,729	32,503
Total long-term assets	112,611	104,959
Permanent assets	281,589	286,687
	936,037	818,129

	03/31/05	03/31/04
LIABILITIES		
CURRENT LIABILITIES		
Trade accounts payable	54,877	42,796
Loans and financing	16,182	28,441
Payroll and related charges	33,543	25,084
Accounts payable	13,604	10,144
Reserve for contingencies	3,053	3,969
Interest on capital and dividends payable	6,428	22,396
Taxes payable	19,894	9,085
Total current liabilities	147,581	141,915
LONG-TERM LIABILITIES		
Loans and financing	48,046	37,273
Provision for income and social contribution taxes	51,013	44,488
Provision for taxes	68,689	60,987
Reserve for contingencies	19,873	18,340
Other	6,609	6,575
Total long-term liabilities	194,230	167,663
Shareholders' equity	594,226	508,551
	936,037	818,129

	01/01/05 to 03/31/05	01/01/04 to 03/31/04
GROSS SALES	321,509	252,668
Sales tax	65,727	48,475
Net sales	255,782	204,193
Cost of sales	144,830	118,490
GROSS PROFIT	110,952	85,703
OPERATING (EXPENSES) INCOME		
Selling expenses	(65,822)	(52,730)
General and administrative expenses	(13,049)	(11,260)
Management fees	(862)	(703)
Financial income	7,304	6,726
Financial expenses	(3,727)	(3,536)
Equity in subsidiaries	1,646	1,583
Amortization of deferred charges	(2,020)	(2,095)
Other operating income	4,683	433
	(71,847)	(61,582)
INCOME FROM OPERATIONS BEFORE EXCHANGE VARIATION AND FINANCIAL CHARGES ON TAXES	39,105	24,121
Exchange variation	229	(886)
Financial charges on taxes	(2,094)	(2,078)
INCOME FROM OPERATIONS	37,240	21,157
Nonoperating income, net	15,851	108
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	53,091	21,265
Income and social contribution taxes	(14,931)	(6,152)
NET INCOME	38,160	15,113

b) Cash flow

In compliance with the Differentiated Corporate Governance Practices Regulation (Level 1), the cash flow is being presented as supplementary information, prepared indirectly according to the Brazilian Institute of Independent Auditors (IBRACON) Accounting Standard and Procedure (NPC) No. 20.

	03/31/05			03/31/04		
	Company	Consolidated without Santista	Consolidated with Santista	Company	Consolidated without Santista	Consolidated with Santista
Operating activities:						
Net income	38,160	38,160	38,078	15,113	14,327	14,127
Income tax incentive	1,416	1,416	1,416	-	786	786
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization	6,676	6,899	11,931	6,943	7,172	12,444
Proceeds from sale/write-off of property, plant and equipment	(126)	(15,851)	(15,819)	(108)	(108)	2,899
Equity in subsidiaries	(17,429)	(1,646)	-	(4,083)	(1,583)	-
Exchange variation on loans and financing	286	286	211	365	365	533
Interest on loans and financing	1,117	1,117	1,507	1,047	948	2,979
Financial charges on taxes payable	2,094	2,094	2,094	2,078	2,078	2,078
Negative goodwill amortized on acquisition of subsidiary	-	-	(1,342)	-	-	(6,475)
Exchange variation on investments	-	-	712	-	-	9
Cash provided by operating activities	32,194	32,475	38,788	21,355	23,985	29,380
Decrease (increase) in assets:						
Trade accounts receivable	473	(66)	228	434	(142)	(2,392)
Inventories	(8,396)	(8,922)	(8,131)	(5,333)	(6,600)	(37,744)
Prepaid expenses	(12,317)	(12,353)	(12,528)	(28,505)	(28,524)	(28,843)
Recoverable taxes	(1,132)	(1,112)	(1,912)	969	965	(4,247)
Other	31	2,524	5,246	1,079	1,161	1,520
	(21,341)	(19,929)	(17,097)	(31,356)	(33,140)	(71,706)
Increase (decrease) in liabilities:						
Trade accounts payable	1,952	5,150	8,254	16,184	16,687	16,728
Taxes payable	2,237	2,975	3,621	(606)	(496)	3,420
Payroll and related charges	2,578	2,612	260	3,630	3,723	3,464
Provision for income and social contribution taxes	5,472	7,777	7,767	1,549	1,714	2,741
Reserve for contingencies	371	(1,440)	(1,450)	(591)	(592)	5,285
Other	4,533	(1,727)	(2,267)	(2,907)	(2,573)	5,763
	17,143	15,347	16,185	17,259	18,463	37,401
Net cash provided by (used in) operating activities	27,996	27,893	37,876	7,258	9,308	(4,925)
Investing activities:						
Increase in investments	-	-	-	-	-	(64)
Additions to property, plant and equipment/increase in deferred charges	(8,056)	(8,552)	(14,535)	(4,422)	(4,520)	(8,291)
Deferred income	-	-	1,327	-	-	-
Proceeds from sale of permanent assets	3,755	3,755	3,755	2,135	2,135	2,135
Net cash used in investing activities	(4,301)	(4,797)	(9,453)	(2,287)	(2,385)	(6,220)
Financing activities:						
Borrowings	121	521	5,339	-	-	40,218
Amortization of principal and interest	(1,645)	(1,630)	(14,748)	(3,089)	(2,717)	(31,282)
Treasury shares	(32)	(32)	(32)	-	-	-
Dividends and interest on capital paid	(16,260)	(16,260)	(16,260)	-	(2,288)	(2,288)
Net cash used in financing activities	(17,816)	(17,401)	(25,701)	(3,089)	(5,005)	6,648
Beginning balance of acquisition of indirect subsidiary	-	-	-	-	-	(4,216)
(=) Net increase (decrease) in cash and cash equivalents	5,879	5,695	2,722	1,882	1,918	(8,713)
(+) Cash and cash equivalents at beginning of period	183,064	183,231	189,646	136,546	136,555	156,154
(=) Cash and cash equivalents at end of period	188,943	188,926	192,368	138,428	138,473	147,441

SÃO PAULO ALPARGATAS S.A. AND SUBSIDIARIES

COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

To our shareholders:

The results achieved by the Company in the first quarter of the year indicate that in 2005 it should sustain its growth path in the domestic and foreign markets.

BUSINESS UNITS

Sandals

Maintaining the strategy of constant innovation, at the Couromoda 2005 trade show the **Havaianas** Cartoonists series was launched, with designs of four of Brazil's main animation artists. **Havaianas** were present at the Oscars, in Los Angeles, USA, when all the nominees received, for the third consecutive year, a pair created especially for the event. In January at Shopping Center Iguatemi, in São Paulo, **Havaianas** Space was set up, a workshop for consumers to customize their pair. In awards and recognitions, the brand won the award for most-desired advertiser in the 4th Annual Folha/Meio & Mensagem Awards. In an annual survey conducted by the on-line magazine Brandchannel, the brand **Havaianas** appears as one of the world's most influential in 2004.

Sports Articles

In 2005, **Topper** celebrates three decades in the market. The new collection's highlights include the Dynatech Visible line of soccer cleats, with correction of foot positioning, in an evolution of the technology launched at the end of 2004. KV Carbon balls, with high technology that provides great durability, stability and precision, and a new line of clothing and accessories. Maintaining the brand's prominence among the public specialized in soccer, in January the 4th **Topper** Press Cup began. In January, in the Alpargatas showroom, the **Rainha** Neo collection was launched, bringing together the most advanced technology for footwear and sportswear with the language of fashion. The **Rainha** VR-500 volleyballs were also launched, with images of champion Brazilian players. In **Mizuno**, the main launch was the **Mizuno** Wave Pro Runner 8, a footwear model with innovative Accelerator Polymer - AP intrasole technology, which provides extreme lightness, comfort and greater speed for runners. Accompanying the launch of the **Mizuno** Triathlon clothing line, the brand signed a co-sponsorship agreement for the 14th Annual Santos International Triathlon, as the event's official sports brand, and sponsorship of the 15th Annual Brazil Triathlon Trophy. The athletes sponsored by **Mizuno** obtained notable positions in the events, with three reaching the podium in the first event, and six placing in the second event. In the traditional São Silvestre International Race, three athletes of the **Mizuno** women's team climbed the podium.

Business Development

Sales of **Timberland** footwear grew 50%. **Meggashop** increased 31% in units. The brand **Bamba** was relaunched in January in the Alpargatas showroom with a new collection. We renewed with Mattel the **Barbie** brand licensing agreement through December 2006.

Industrial Textiles

The Manaus industrial textiles factory successfully renewed its ISO 9001:2000 quality certification. With the theme "Innovation", the business unit's internal convention was held in March. Workshops were developed on innovation and quality, in addition to discussion of the area's strategic challenges for the year.

Economic and Financial Performance for the First Quarter of 2005

The following operating and financial information is presented in Brazilian reais, in accordance with corporate law, based on the consolidated financial statements, not considering the partial consolidation of the results of Santista Têxtil, which are stated as equity in subsidiaries. All comparisons, except when indicated otherwise, take into consideration the first quarter of 2004.

Gross sales totaled R$321.5 million, with a growth of 27%. This performance is the result of the 13% increase in the volume of footwear sold, with the highlights of the increases of **Timberland** (50%), **Mizuno** (22%) and **Havaianas** (16%) and the shift towards a higher added-value sales mix, which allowed for a 13% increase in the average price of footwear. Exports accounted for 7% of net sales.


Gross Sales
(R$ million)
252.7
271.9
289.8
323.8
321.5
1Q04
2Q04
3Q04
4Q04
1Q05
Gross margin
42.0%
40.5%
41.4%
42.2%
43.4%

The gross margin of 43.4%, the best in recent quarters, was obtained from the increase in productivity, the results of the implementation of the Quality Policy and the gains of scale. With the rise in sales and containment of costs, gross profit was R$110.9 million, which represents an increase of 29.5%.

Operating expenses totaled R$79.7 million, 31.1% of net sales. The 23% increase was less than the 27% increase in gross sales. The largest item of this expense group is investment in brand communication, equivalent to 12% of sales for the quarter.

The good performance of sales and the containment of costs and expenses resulted in 62.1% growth in income from operations, before exchange variation and financial charges, totaling R$39.1 million.


Income from Operations*
(R$ million)
24.1
21.4
22.6
26.9
39.1
1Q04
2Q04
3Q04
4Q04
1Q05
Operating margin
11.8%
10.0%
9.9%
10.5%
15.3%

** Before exchange variation and financial charges on taxes*

Income from operations, after exchange variation and financial charges, was R$37.2 million.

The operating performance provided Earnings Before Interest, Taxes, Depreciation and Amortization - EBITDA) of R$41.8 million, with a 16.3% margin on net sales, compared to R$27.6 million and a margin of 13.5% recorded for the first three months of 2004.


EBITDA
(R$ million)
27.6
25.0
46.0
29.1
41.8
1Q04
2Q04
3Q04
4Q04
1Q05
EBITDA margin
13.5%
11.6%
20.1%
11.4%
16.3%

The sale of a real property in São José dos Campos (State of São Paulo) generated nonoperating income of R$15.7 million.

The net income of Alpargatas grew 152.5%, totaling R$38.2 million, or R$20.48 per thousand shares.


Net Income
(R$ million)
15.1
15.1
39.2
26.1
38.2
1T04
2T04
3T04
4T04
1T05
Net margin
7.4%
7.0%
17.2%
10.2%
14.9%

The cash balance as of March 31, 2005 was R$188.9 million. Operating cash generation of R$41.8 million funded the R$18 million increase in working capital, the payment of R$16.3 million in interest on capital, and the investment of R$8.5 million in property, plant and equipment.


Cash Flow
(R$ million)
183.2
41.8
(18.0)
(8.5)
4.0
(16.3)
(1.1)
3.8
188.9
Cash balance 12/31/04
EBITDA
Increase in working capital
Investment in property, plant and equipment
Financial result
Payment of interest on capital (net of taxes)
Amortization (net of loans)
Sale of asset
Cash balance 03/31/05

At the end of March, gross debt was R$64.2 million, predominantly long term (75%) and in foreign currency (93%). The net cash balance, after deduction of the total debt, was R$124.7 million.


Gross Debt
(R$ million)
63.9
12.9
20%
51.0
80%
64.2
16.2
25%
48.0
75%
12/31/04
03/31/05
Long-term
Current

The Company's preferred shares closed the quarter at R$344.00 per thousand shares. After appreciating 80% in 2004, the shares' 4.4% depreciation reflects the movement of investors' realization of gains. Over the last 12 months (from April 1, 2004 to March 31, 2005), the preferred shares appreciated 72%, compared to the 20.2% appreciation of IBOVESPA (São Paulo Stock Exchange Index). In addition, there was a significant increase in liquidity. The average monthly quantity traded went from 7 million shares, in the first three months of 2004, to 36 million shares.

On April 1, 2005, the Extraordinary Shareholders' Meeting approved the reverse split of shares at the proportion of 100:1 shares of the same type and class. To June 9, 2005, the Company's shares will be traded on BOVESPA (São Paulo Stock Exchange) only at the unit price and with the standard lot of 100 shares.

We express our appreciation for the support from our employees, suppliers, customers, consumers and shareholders, whose belief in our brands has been fundamental to support the Company's growth.

São Paulo, April 29, 2005

BOARD OF DIRECTORS

RS0114*.*